SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2004

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower,
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒     Form 40-F ☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐        No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBITS

Items

1.	Announcement dated April 23, 2004.
2.	Circular dated April 23, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: May 11, 2004	By: (Sd.) Hubert Chak

Name: Hubert Chak
Title: Company Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Item 1

Stock code: 0008

CAPITAL REDUCTION

The Directors announce that the Company proposes to effect a capital reduction by eliminating the entire sum standing to the credit of the Company’s share premium account. The credit arising on the Capital Reduction will be applied, principally, in writing off the accumulated losses of the Company.

The Capital Reduction is conditional on the approval of Shareholders in general meeting, the confirmation of the High Court and certain registration requirements.

A circular containing further details concerning the Capital Reduction and a notice convening an extraordinary general meeting to approve the Capital Reduction will be despatched to Shareholders as soon as practicable. The notice of the extraordinary general meeting is set out at the end of this announcement.

Introduction

In the Company’s final results announcement dated March 4, 2004, it was stated that the Company was in the process of addressing certain technical matters that needed to be resolved in order to put the Company in a position to pay dividends in the future.

The Directors announce that the Company proposes to effect a capital reduction by eliminating the entire sum standing to the credit of the Company’s share premium account. This is expected to give rise to a credit of approximately HK$173,460 million (based on the Company’s share premium account as at December 31, 2003). Such credit will be applied in writing off the accumulated losses of the Company, of approximately HK$151,966 million. The remaining balance of approximately HK$21,494 million of the credit arising on the Capital Reduction will be transferred to a special capital reserve to be created by the Company, the application of which will be subject to such conditions as are imposed by the High Court.

The Capital Reduction does not involve any reduction in the authorised or issued share capital of the Company nor does it involve any reduction in the nominal value of a Share or the trading arrangements concerning the Shares.

Conditions

The Capital Reduction is conditional on the following:-

1

(i)	the passing by the Shareholders of a special resolution in general meeting to approve the Capital Reduction; and

(ii)	the confirmation of the Capital Reduction by the High Court and the registration by the Registrar of Companies in Hong Kong of an office copy of the order of the High Court and the minute containing the particulars required by Section 61 of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong).

Assuming that the above conditions are fulfilled, the Capital Reduction will become effective immediately following the registration of the order of the High Court and the minute referred to at (ii) above.

The effective date of the Capital Reduction is not certain at present. An application will be made to the High Court in respect of the Capital Reduction as soon as practicable after the approval of the Capital Reduction by Shareholders and further announcement(s) will be made informing the Shareholders of the expected effective date and, as necessary or appropriate, the progress and results of the application to the High Court.

Reason for the Capital Reduction

As at December 31, 2003, the Company had (on an unconsolidated basis) accumulated losses of approximately HK$151,966 million. The Capital Reduction (and the writing off of accumulated losses against the credit arising on the Capital Reduction) is designed to ensure that the Company will have a capital structure that would permit the payment of dividends, as and when the Directors consider it appropriate in the future.

At this stage, there can be no assurance that a dividend will be declared or paid in the future even in circumstances where the Capital Reduction becomes effective.

Impact of the Capital Reduction

Implementation of the Capital Reduction will not, of itself, alter the underlying assets, business, operations, management, financial position (other than as regards the payment of relevant expenses) or the share capital of the Company.

General

A circular containing further details concerning the Capital Reduction and containing notice of an extraordinary general meeting to consider and if thought fit pass the requisite resolution to approve the Capital Reduction will be despatched to Shareholders as soon as practicable. The notice of the extraordinary general meeting is set out at the end of this announcement.

Definitions

In this announcement, the following expressions have the meanings set out below, unless the context requires otherwise:-

“Capital Reduction”	the proposal to effect a reduction of the capital of the Company by eliminating the entire sum standing to the credit of the Company’s share premium account, with the intention that the credit arising will be applied in writing off the accumulated losses of the Company, with the balance of the credit arising being transferred to a special capital reserve to be created by

2

the Company;

“Company”	PCCW Limited;

“Directors”	the board of directors of the Company;

“High Court”	the High Court of the Hong Kong Special Administrative Region of the People’s Republic of China;

“Shareholder(s)”	the holder(s) of Shares from time to time; and

“Share(s)”	ordinary share(s) of HK$0.25 each in the authorised share capital of the Company.

By Order of the Board
Hubert Chak
Company Secretary

Hong Kong, April 22, 2004

The directors of the Company as at the date of this announcement are as follows:

Executive Directors:
Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director);
Yuen Tin Fan, Francis (Deputy Chairman); Peter Anthony Allen; Alexander Anthony Arena;
Michael John Butcher; Chung Cho Yee, Mico; Lee Chi Hong, Robert

Non-Executive Directors:
Sir David Ford, KBE, LVO; The Hon Raymond George Hardenbergh Seitz

Independent Non-Executive Directors:
Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Li Kwok Po, David, GBS, JP;
Sir Roger Lobo, CBE, JP; Aman Mehta

3

Stock code: 0008

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given that an Extraordinary General Meeting of PCCW Limited (the “Company”) will be held in the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong, on Wednesday, May 19, 2004 at 11:30 a.m. (or so soon thereafter as the annual general meeting convened for the same place and date at 11:00 a.m. shall have been concluded or adjourned), for the purpose of considering and, if thought fit, passing the following resolution as a Special Resolution:

SPECIAL RESOLUTION

“THAT the share premium account of the Company be and the same is hereby cancelled.”

By Order of the Board
Hubert Chak
Company Secretary

Hong Kong, April 23, 2004

Notes:

1.	Any member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead in accordance with the Articles of Association of the Company. A proxy need not be a member of the Company.

2.	Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders is present at any meeting personally or by proxy, that one of the holders so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof.

3.	The form of proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power of attorney or authority must be deposited at the Company’s share registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong not less than 48 hours before the time for holding the Extraordinary General Meeting (or any adjournment thereof), and in default the form of proxy shall not be treated as valid. The completion and return of the form of proxy shall not preclude members from attending and voting in person at the Extraordinary General Meeting (or any adjourned meeting thereof) should they so wish.

4.	In accordance with the Company’s Articles of Association, the following categories of members may demand that the vote in respect of the resolution to be put to the Extraordinary General Meeting should be taken on a poll:

(a) at least three members present in person or by proxy for the time being entitled to vote at the meeting;

(b) any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting;

4

(c)	any member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

A poll may be so demanded before or on the declaration of the result of the show of hands.

The directors of the Company as at the date of this announcement are as follows:

Executive Directors:
Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director);
Yuen Tin Fan, Francis (Deputy Chairman); Peter Anthony Allen; Alexander Anthony Arena;
Michael John Butcher; Chung Cho Yee, Mico; Lee Chi Hong, Robert

Non-Executive Directors:
Sir David Ford, KBE, LVO; The Hon Raymond George Hardenbergh Seitz

Independent Non-Executive Directors:
Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Li Kwok Po, David, GBS, JP;
Sir Roger Lobo, CBE, JP; Aman Mehta

5

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in PCCW Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

Item 2

(Stock code: 0008)

CAPITAL REDUCTION

The Notice convening an Extraordinary General Meeting of PCCW Limited to be held in the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong on Wednesday, May 19, 2004 at 11:30 a.m. (or so soon thereafter as the annual general meeting convened for the same place and date at 11:00 a.m. shall have been concluded or adjourned) is set out on pages 8 and 9 of this circular. Whether or not Shareholders are able to attend the Extraordinary General Meeting, they are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon and deposit it with the Company’s share registrars, Computershare Hong Kong Investor Services Limited, at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event not less than 48 hours before the time appointed for holding the Extraordinary General Meeting (or any adjournment thereof). Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the Extraordinary General Meeting (or any adjournment thereof) should they so desire.

April 23, 2004

i

DEFINITIONS

     In this circular, the following expressions have the following meanings unless the context requires otherwise:

“Capital Reduction”	the proposal to effect a reduction of the capital of the Company by eliminating the entire sum standing to the credit of the Company’s share premium account, with the intention that the credit arising will be applied in writing off the accumulated losses of the Company, with the balance of the credit arising being transferred to a special capital reserve to be created by the Company;

“Companies Ordinance”	the Companies Ordinance (Cap. 32) of the laws of Hong Kong;

“Company”	PCCW Limited, a company incorporated in Hong Kong with limited liability, the Shares of which are listed on the Stock Exchange;

“Directors”	directors of the Company;

“Effective Date”	the effective date of the Capital Reduction;

“Extraordinary General Meeting”	the extraordinary general meeting of the Company to be held in the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong on Wednesday, May 19, 2004 at 11:30 a.m. (or so soon thereafter as the annual general meeting convened for the same place and date at 11:00 a.m. shall have been concluded or adjourned);

“High Court”	the High Court of the Hong Kong Special Administrative Region of the People’s Republic of China;

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China;

“Latest Practicable Date”	April 16, 2004, being the latest practicable date for ascertaining certain information for inclusion in this circular;

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange;

“Notice”	notice of the Extraordinary General Meeting as set out on pages 8 and 9 of this circular;

“Shares”	ordinary shares of $0.25 each in the capital of the Company;

“Shareholders”	holders of Shares, from time to time;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“$” and “cents”	Hong Kong dollars and cents, respectively, the lawful currency of Hong Kong.

EXPECTED TIMETABLE

Latest time for the Shareholders to
lodge forms of proxy for the
Extraordinary General Meeting.	11:30 a.m. Monday, May 17, 2004

Extraordinary General Meeting.	11:30 a.m. Wednesday, May 19, 2004

Announcement of the outcome of the
Extraordinary General Meeting.	Thursday, May 20, 2004

The following events are conditional on the result of the Extraordinary General Meeting and the relevant court hearings. The dates are, therefore, tentative:

Hearing of Petition for confirmation of the
Capital Reduction by the High Court.	Tuesday, June 29, 2004

Effective Date.	Friday, July 2, 2004

Note:

The actual date of the Hearing of the Petition (and before that, the date of the Hearing of the Summons for Directions) will depend upon the availability of the High Court which, in turn, depends upon the projected length and scope of the relevant hearing.

LETTER FROM THE BORAD OF DIRECTORS

Executive Directors:
Li Tzar Kai, Richard (Chairman)
So Chak Kwong, Jack (Deputy Chairman and
   Group Managing Director)
Yuen Tin Fan, Francis (Deputy Chairman)
Peter Anthony Allen
Alexander Anthony Arena
Michael John Butcher
Chung Cho Yee, Mico
Lee Chi Hong, Robert	Registered office: 39th Floor, PCCW Tower TaiKoo Place 979 King’s Road Quarry Bay Hong Kong

Non-Executive Directors: Sir David Ford, KBE, LVO The Hon Raymond George Hardenbergh Seitz

Independent Non-Executive Directors: Prof Chang Hsin-kang Dr Fung Kwok King, Victor Dr The Hon Li Kwok Po, David, GBS, JP Sir Roger Lobo, CBE, JP Aman Mehta

To the Shareholders	April 23, 2004

Dear Sir or Madam,

CAPITAL REDUCTION

INTRODUCTION

The Directors announced on April 22, 2004 their intention to put forward to the Shareholders the Capital Reduction, involving the elimination of the entire sum standing to the credit of the Company’s share premium account and the application of the credit arising on the Capital Reduction in writing off the accumulated losses of the Company.

CAPITAL REDUCTION

Reduction of Share Premium Account

     As at the Latest Practicable Date, the Company’s share premium account stood at approximately HK$173,460 million. The proposed Capital Reduction will be effected by cancelling the entire sum standing to the credit of the Company’s share premium account, as at the date of the Extraordinary General Meeting, giving rise to a credit of approximately HK$173,460 million (based on the Company's share premium account as at the Latest Practicable Date). Such credit will be applied in writing off the accumulated losses of the Company, of approximately HK$151,966 million.

LETTER FROM THE BORAD OF DIRECTORS

     The balance of the credit arising on the Capital Reduction, of approximately HK$21,494 million, will be transferred to a special capital reserve to be created by the Company. The special capital reserve will be available to be used by the Company for such purposes as may be approved by the High Court, subject to such conditions as may be imposed by the High Court.

     The Capital Reduction does not involve any reduction in the authorised or issued share capital of the Company nor does it involve any reduction in the nominal value of a Share or the trading arrangements concerning the Shares.

Conditions

The Capital Reduction is conditional on the following:

(i)	the passing by the Shareholders of a special resolution to approve the Capital Reduction, to be proposed at the Extraordinary General Meeting; and

(ii)	the confirmation of the Capital Reduction by the High Court and the registration by the Registrar of Companies in Hong Kong of an office copy of the order of the High Court and the minute containing the particulars required by Section 61 of the Companies Ordinance.

     Assuming that the above conditions are fulfilled, the Capital Reduction will become effective immediately following the registration of the order of the High Court and the minute referred to at (ii) above.

     Although the section above headed “Expected Timetable” gives some guidance as to dates, the Effective Date is not ascertainable at present. An application will be made to the High Court in respect of the Capital Reduction as soon as practicable after the approval of the Capital Reduction by Shareholders at the Extraordinary General Meeting and further announcement(s) will be made informing the Shareholders of the expected Effective Date and, as necessary or appropriate, the progress and results of the application to the High Court.

LETTER FROM THE BORAD OF DIRECTORS

Reason for the Capital Reduction

     As at December 31, 2003 and as at the Latest Practicable Date, the Company had (on an unconsolidated basis) accumulated losses of approximately HK$151,966 million. The primary purpose of the Capital Reduction is to apply such amounts of the credit arising as may be necessary to eliminate the accumulated losses, which is designed to ensure that the Company will have a capital structure that would permit the payment of dividends, as and when the Directors consider it appropriate in the future.

     In conjunction with the Capital Reduction and subject to sanction of the High Court, the Company is proposing to put in place measures designed to ensure that the interests of those creditors of the Company as at the Effective Date are not prejudiced by the Capital Reduction or any subsequent payments of dividends.

     At this stage, there can be no assurance that a dividend will be declared or paid in the future even in circumstances where the Capital Reduction becomes effective.

Effect of the Capital Reduction

     Implementation of the Capital Reduction will not, of itself, alter the underlying assets, business, operations, management, financial position (other than as regards the payment of relevant expenses) or the share capital of the Company, nor will it, of itself, involve the payment to the Shareholders of any amount of the credit arising from the Capital Reduction.

      The effect of the Capital Reduction on the Company's shareholders' funds would be as follows:-

	Audited balances	Unaudited balances
	before Capital	after Capital Reduction
	Reduction, as at 31st	and full write off of
	December, 2003	accumulated losses
	HK$ million	HK$ million

Issued share capital
- 5,368,754,074 Shares	1,343	1,343

Share Premium	173,460	-

Capital Reserves	-	21,494

Accumulated losses	(151,966)	-

	22,837	22,837

LETTER FROM THE BORAD OF DIRECTORS

EXTRAORDINARY GENERAL MEETING

The Notice convening the Extraordinary General Meeting, at which a special resolution will be proposed to approve the Capital Reduction, is set out on pages 8 and 9 of this Circular. A form of proxy for use at the Extraordinary General Meeting is enclosed. Whether or not you intend to attend the Extraordinary General Meeting, you are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon and deposit it with the Company’s share registrars, Computershare Hong Kong Investor Services Limited at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event so as to arrive not less than 48 hours before the time appointed for holding the Extraordinary General Meeting or any adjournment thereof. The return of a form of proxy will not preclude you from attending and voting in person at the Extraordinary General Meeting (or any adjournment thereof) should you so desire. In accordance with the Company's Articles of Association, certain categories of members may demand that the vote in respect of the resolution to be put to the Extraordinary General Meeting should be taken on a poll. Details of those categories of members who may demand a poll are set out in note 4 to the Notice, on page 9 of this circular.

RECOMMENDATION

The Directors consider that the Capital Reduction is in the best interests of the Company and the Shareholders. Accordingly, the Directors recommend all Shareholders to vote in favour of the special resolution to be proposed at the Extraordinary General Meeting.

Yours faithfully For and on behalf of the Board Alexander Anthony Arena Executive Director

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE OF EXTRAORDINARY GENERAL MEETING

     Notice is hereby given that an Extraordinary General Meeting of PCCW Limited (the “Company”) will be held in the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong, on Wednesday, May 19, 2004 at 11:30 a.m. (or so soon thereafter as the annual general meeting convened for the same place and date at 11:00 a.m. shall have been concluded or adjourned), for the purpose of considering and, if thought fit, passing the following resolution as a Special Resolution:

SPECIAL RESOLUTION

      “THAT the share premium account of the Company be and the same is hereby cancelled.”

By Order of the Board Hubert Chak Company Secretary

Hong Kong, April 23, 2004

Notes:

1.	Any member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead in accordance with the Articles of Association of the Company. A proxy need not be a member of the Company.

2.	Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders is present at any meeting personally or by proxy, that one of the holders so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof.

3.	The form of proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power of attorney or authority must be deposited at the Company’s share registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong not less than 48 hours before the time for holding the Extraordinary General Meeting (or any adjournment thereof), and in default the form of proxy shall not be treated as valid. The completion and return of the form of proxy shall not preclude members from attending and voting in person at the Extraordinary General Meeting (or any adjourned meeting thereof) should they so wish.

NOTICE OF EXTRAORDINARY GENERAL MEETING

4.	In accordance with the Company’s Articles of Association, the following categories of members may demand that the vote in respect of the resolution to be put to the Extraordinary General Meeting should be taken on a poll:

	(a)	at least three members present in person or by proxy for the time being entitled to vote at the meeting;

	(b)	any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting;

	(c)	any member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

A poll may be so demanded before or on the declaration of the result of the show of hands.

Electronic Communications

     This circular in both English and Chinese is now available in printed form and on the Company’s website at www.pccw.com.

     Shareholders who have chosen to receive this circular by electronic means through the Company’s website and who, for any reason, have difficulty in receiving or gaining access to this circular will promptly upon written request to the Company’s Share Registrars, Computershare Hong Kong Investor Services Limited, be sent this circular in printed form free of charge.

     Shareholders may change their means of receipt of the Company’s corporate communications at any time, free of charge, by notice in writing to the the Company’s Share Registrars at:

To PCCW Limited
c/o Share Registrars
Computershare Hong Kong Investor Services Limited
Rooms 1901-1905
19th Floor, Hopewell Centre
183 Queen’s Road East
Hong Kong

fax: +852 2529 6087/+852 2865 0990

email: hkinfo00008@computershare.com.hk

Chinese Translation

A Chinese translation of this circular is available on the Company’s website at www.pccw.com or from the Company’s registered office at 39th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong on request.